February 15, 2006

By Facsimile and U.S. Mail

Howard Burnston
Gunster Yoakley & Stewart, P.A.
Phillips Point
Suite 500 East
777 South Flagler Drive
West Palm Beach, Florida 33401-6194

	Re:	Cruzan International, Inc.
		Schedule 13E-3, Amendment No. 3 filed by Cruzan
		International, Inc.,
      	The Absolut Spirits Company, Inc., V&S Vin Spirit AB
     		 and Cruzan Acquisition, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed February 15, 2006

Dear Mr. Burnston:

	We have the following comment on the above-referenced filings. Please note that we have limited our review to issues related to Rule 13e-3:

Preliminary Proxy Statement on Schedule 14A

Information Concerning Cruzan Common Stock Transactions, page 59

1. We note your response to comment 3 of our letter of February
13, 2006 that you did not formally amend your rights offering prospectus to reflect Angostura`s sale of Cruzan Securities to V&S. In this regard, please revise your document to disclose your related potential liability.

You may direct any questions to me at (202) 551-3456.

Sincerely,



Jeffrey Werbitt
Attorney Advisor
Office of Mergers & Acquisitions